First Light Acquisition Group, Inc.

11110 Sunset Hills Road #2278

Reston, VA 20190

September 7, 2021

VIA EMAIL & EDGAR

Asia Timmons-Pierce

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re: First Light Acquisition Group, Inc. (the “Company”) Registration Statement on Form S-1 (Registration No. 333- 259038)

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-259038) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on September 9, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Frederick Green of Weil, Gotshal & Manges LLP at (212) 310-8524 and that such effectiveness also be confirmed in writing.

Very truly yours,

First Light Acquisition Group, Inc.

By:	/s/ William J. Weber
Name:	William J. Weber
Title:	Chief Executive Officer

cc:	Weil, Gotshal & Manges LLP
Frederick S. Green
Alexander D. Lynch

Sidley Austin LLP
Michael P. Heinz Yoshiki Shimada